Unicorp, Inc.
5075 Westheimer Road, Suite 975
Houston, Texas 77056
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August 10, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attn: Anny Nguyen Parker, Branch Chief
Division of Corporation Finance

John Madison, Esq.

Re: Unicorp, Inc.
Registration Statement on Form SB-2
File No. 333-143846
Registration Statement filed June 18, 2007

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated July 6, 2007 (the "Comment Letter") relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Unicorp, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 1 to the Company's Registration Statement.

General

1.
We note your 10-KSB/A filed April 5, 2007 reflecting a restatement of your financial statements. Please provide us with your analysis of the basis for not filing an Item 4.02 (Non-reliance on previously issued financial statements or a related audit report or completed interim review) of Form 8-K. See http://www.sec.gov/divisions/corpfin/form8kfaq.htm for more information.

Response

We filed our initial Form 10-KSB for the year ended December 31, 2006, on March 23, 2007. When performing documentation and completion procedures on April 2, 2007, our independent registered public accounting firm identified an error in the calculation of depletion expense for our oil and gas properties. Our management and board of directors immediately determined we should restate our financial statements for the year ended December 31, 2006, and filed our amended Form 10-KSB/A (First Amendment) for the year ended December 31, 2006 on April 5, 2007, which was within the four day period of a triggering event. Subsequent to filing the amended Form 10-KSB/A, we determined that we should have filed a Form 8-K, even though such amendment was filed within four business days of our learning that we were required to restate our financial statements. As the amended 10-KSB/A with the restated financials had already been filed, we believed it would have been confusing to the public to file a Form 8-K for a non-reliance on previously issued financial statements.

Registration Statement on Form SB-2

General

1.
We note the disclosure in your 10-KSB/A filed April 5, 2007 stating that your auditors identified a material weakness in the Company’s internal controls and that the Company’s disclosure controls and procedures are not effective. Please include a risk factor and a discussion of this matter in your registration statement to provide a more detailed explanation of the ineffectiveness of your disclosure controls and procedures. For example:

•	Disclose the precise date at which your certifying officers reviewed your disclosure controls and procedures and identified them as needing improvement.

•	Clearly describe the problems the officers identified as a result of their review.

•	Identify the date when each problem arose and the person who identified the problem.

•
Further describe the steps you took and are taking to remediate the situation.. Ensure that this discussion specifies in sufficient detail the nature of any changes. Also, explain how the changes were intended to resolve the identified problems.

•	Disclose that the material weakness continued to exist as of the end of the period ended March 31, 2007.

We may issue further comments after reviewing your response.

Response

We have revised our risk factors to include a risk factor concerning the lack of effective controls and procedures, which provides a detailed description of the problems and steps that have been or are being taken to remediate the situation. We acknowledge that you may issue further comments after reviewing.

3.
Please explain how you calculated and why you are registering only 10,555,685 shares, particularly since your registration rights agreement with Cornell Capital requires that you file a registration statement covering all “Registrable Securities.” The registration rights agreement defines “Registrable Securities” as all of (i) the Conversion Shares issuable upon conversion of the Convertible Debentures, (ii) the Warrant Shares issued or issuable upon exercise of the Warrants, (iii) any additional securities issuable in connection with any anti-dilution provisions in the Warrants or the Convertible Debentures (without giving effect to any limitations on exercise set forth in the Warrants or Convertible Debentures) and (iv) any shares of Common Stock issued or issuable with respect to the Conversion Shares, the Convertible Debentures, the Warrants Shares, or the Warrants as a result of any stock split, dividend or other distribution, recapitalization or similar event or otherwise, without regard to any limitations on the conversion of the Convertible Debentures or exercise of the Warrants. If you intend to file additional registration statement(s) to satisfy your obligations under the registration rights agreement, please disclose this fact in the prospectus, including the total number of shares that will need to be registered. In this regard, we note clause 3(c) of the registration rights agreement, which stats that, “If during the Registration Period, the number of Registrable Securities at any time exceeds the number of shares of Common Stock then registered in a Registration Statement, then the Company shall file as soon as reasonably practicable but in any case prior to the applicable Filing Deadline, an additional Registration Statement covering the resale by the Buyers of not less than 300% of the number of such Registrable Securities.”

Response

Section 2(a) of our registration rights agreement requires us to file a registration statement, “register[ing] for resale at least the number of shares of Common Stock equal to the Required Registration Amount as of date the Registration Statement is initially filed with the SEC.” The registration rights agreement defines Required Registration Amount as, “a number of Registrable Securities number not to exceed 30% of the issued and outstanding shares of Common Stock (less any shares of Common Stock held by affiliates of the Company) on the Filing Deadline minus 10,000 shares of Common Stock.” As of the filing deadline, we determined the number of shares of common stock issued and outstanding not held by any affiliates to be 35,218,950, of which 30% is 10,565,685. 10,000 shares less than this amount would be 10,555,685, which is the number of shares registered at this time.

We have revised our disclosure to indicate that the number of shares being registered is not sufficient if all of the outstanding debentures are converted at this time, and that we will file additional registration statements, if necessary, in the future, as permitted under SEC regulations.

4.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible debentures that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures).

Response

We have created an additional section in the registration statement on Form SB-2, entitled, “Additional Disclosure,” which provides the information in response to comments 4-12 as raised by this Comment Letter. The disclosure, as provided in response to this comment is as follows:

Dollar Value of Securities Registered for Resale in this Prospectus

The total dollar value of the securities underlying the convertible debentures that we have registered for resale (using the number of underlying securities that we have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures) are as follows:

Securities Underlying the Convertible Notes	Market Price at May 17, 2007	Dollar Value of Underlying Securities

10,555,685	$0.37	$3,905,603.45

5.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding these transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the debentures in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible debentures.

Response

We have created an additional section in the registration statement on Form SB-2, entitled, “Additional Disclosure,” which provides the information in response to comments 4-12 as raised by this Comment Letter. The disclosure, as provided in response to this comment is as follows:

Interest and Liquidated Damages Payments in Connection with the Convertible Notes Transaction

We may be required to make interest payments to the secured convertible debenture holders. The following is a tabular disclosure of the dollar amount of each such payment to be made (excluding any repayment of principal) in connection with the secured convertible debentures that we may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents" and any other payments or potential payments):

Investor	Payment Reference	Date	Amount
YA Global Investments, L.P.
	Commitment Fee	May 17, 2007	$ 350,000
	Structuring and Due Diligence Fee	May 17, 2007	$ 30,000
	Commitment Fee	June 18, 2007	$ 200,000
	Commitment Fee	TBD	$ 150,000
	Interest	Various	$ 1,575,000
YA Global Investments Total:			$ 2,305,000
Total payments that have been or may be required to be made in connection with the transaction, excluding principal repayments			$ 2,305,000

We have agreed to pay a commitment fee of 10% of the gross proceeds, payable at each closing, or an aggregate of $700,000, and a structuring and due diligence fee of $30,000 to Yorkville Advisors LLC, the general partner of YA Global Investments, L.P. (formerly,Cornell Capital Partners, L.P.)  The final commitment fee is payble in connection with the final closing, which shall occur upon this registration statement being declared effective.

Interest on the convertible debentures accrues at the rate of 9% per annum, with the debentures maturing on November 17, 2009. Interest is payable on the first business day of each month starting September 2007. The amount of interest listed represents the total amount possible if the entire $7,000,000 of convertible debentures were issued on May 17, 2007 and no repayments or conversions occurred prior to maturity. As not all debentures were issued on May 17, 2007 and we are unable to determine at this time when and how much of the face amount of convertible debentures will be redeemed or convertible prior to maturity, the amount of interest we will pay in the aggregate to the debenture holder will vary.

Net Proceeds to Unicorp from the Private Placement

The Net Proceeds realized by Unicorp from the Secured Convertible Debentures are as follows:

Gross Proceeds	$ 7,000,000
Less fees and potential interest	$ 2,305,000
Net Proceeds	$ 4,695,000

Unicorp shall receive net proceeds from this transaction of at least $4,695,000, which represents gross proceeds of $7,000,000, minus $730,000 paid to YA Global Investments in commitment, structuring and due diligence fees, and a maximum of $1,575,000 in interest payments, as discussed above.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible debentures, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible debentures on the date of the sale of the convertible debentures;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible debentures, calculated using the price per share established in the convertible debentures.

•
the combined market price of the total number of shares underlying the convertible debentures, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

•
the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible debentures calculated by using the conversion price on the date of the sale of the convertible debentures and the total possible number of shares the selling stockholders may receive; and

If there are provisions in the convertible debentures that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response

We have created an additional section in the registration statement on Form SB-2, entitled, “Additional Disclosure,” which provides the information in response to comments 4-12 as raised by this Comment Letter. The disclosure, as provided in response to this comment is as follows:

Potential Total Profit to the Selling Stockholders from the Convertible Debentures

As the conversion price, $0.50, of the convertible debentures was greater than the market price, $0.37, on the date of sale of the convertible debentures, there was no potential profit to the purchasers.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response

We have created an additional section in the registration statement on Form SB-2, entitled, “Additional Disclosure,” which provides the information in response to comments 4-12 as raised by this Comment Letter. The disclosure, as provided in response to this comment is as follows:

Potential Total Profit to the Selling Stockholders from Other Securities Held by the Selling Stockholders

As the conversion prices, $0.55, $0.65, $0.75 and $0.90, of the warrants was greater than the market price, $0.37, on the date of sale of the warrants, there was no potential profit to the purchasers.

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible debentures transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment two;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that and held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to comment three and comment four.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment two and the total possible discount to the market price of the shares underlying the convertible debentures as disclosed in response to comment three divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

Response

We have created an additional section in the registration statement on Form SB-2, entitled, “Additional Disclosure,” which provides the information in response to comments 4-12 as raised by this Comment Letter. The disclosure, as provided in response to this comment is as follows:

Total of Possible Payments and Discounts as a Percentage of Net Proceeds

The following information presents the sum of all possible payments and the total possible discounts to the market price of the shares underlying the convertible debentures as a percentage of the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

The percentage computation methodology utilized considers the following factors:

•	the gross proceeds paid or payable to us from the convertible debentures;

•	all payments that we have made or that may be required to be made

•	the resulting net proceeds to us; and

•
the combined total possible profit to be realized by the investors as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of ours that are held by the selling shareholders or any affiliates of the selling shareholders.

Gross proceeds paid to the issuer in the convertible note transaction	$ 7,000,000
All payments made or that may be may be required to be made by the issuer that are disclosed above	$2,305,000
Net proceeds to issuer, as Gross proceeds are reduced by the total of all possible payments (excluding principal)	$4,695,000

Combined total possible profit to be realized as a result of any conversion discounts disclosed above	$0

Percentage of the total amount of all possible payments divided by the net proceeds to the issuer from the sale of the convertible notes
0%

Percentage averaged over the term of the convertible note	0%

9.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number if shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response

We have created an additional section in the registration statement on Form SB-2, entitled, “Additional Disclosure,” which provides the information in response to comments 4-12 as raised by this Comment Letter. The disclosure, as provided in response to this comment is as follows:

Prior Securities Transactions Between Unicorp and Selling Shareholders

Certain of the selling shareholders had prior securities transactions with us prior to this transaction. The following tabular disclosure reflects:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Selling shareholder and transaction date	Shares of the class of securities subject to the transaction that were outstanding prior to the transaction	Shares subject to transaction outstanding prior to the transaction held in “float” (1)	Shares that were issued or issuable in connection with the transaction	Percentage of securities issued or issuable in connection with transaction vs “float” (1)	Market price per share immediately prior to the transaction	Current market price per share of the class of securities subject to the transaction

YA Global Investments; August 8, 2005	82,156,609	2,266,609	5,891,280	259.92%	1.00	0.28
YA Global Investments; February 3, 2006	84,314,672	4,042,469	10,000,000	247.37%	2.14	0.28

Footnotes
(1)
The Company has calculated the percentage of total issued and outstanding securities that were issued or issuable in the transactions above by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders. This formula is the reverse of that suggested in this comment (fifth bullet paragraph), since the suggested formula does not yield the percentage of total issued and outstanding securities that were issued or issuable in the respective transactions.

10.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible debentures transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

•	the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

•
the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

•	the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

•	the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response

We have created an additional section in the registration statement on Form SB-2, entitled, “Additional Disclosure,” which provides the information in response to comments 4-12 as raised by this Comment Letter. The disclosure, as provided in response to this comment is as follows:

Relationship Between Shares Issued and Outstanding and Shares Held by Selling Stockholders

The following tabular disclosure reflects:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholder;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares excludes any securities underlying any outstanding convertible securities, options, or warrants.

Selling Shareholders	Shares held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholder prior to the current transaction	Shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements	Shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by same	Shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction

YA Global Investments	0	0	0	10,555,685
Others	35,218,950	0	0	-
Totals	35,218,950	0	0	10,555,685

11.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether based on information obtained from the selling stockholders — any of the selling stockholders have an existing short position in the company’s common stock and, if any of the selling stockholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling stockholder entered into that short position; and

-
the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible debentures transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible debentures transaction, before the filing or after the filing of the registration statement, etc.).

Response

We have created an additional section in the registration statement on Form SB-2, entitled, “Additional Disclosure,” which provides the information in response to comments 4-12 as raised by this Comment Letter. The disclosure, as provided in response to this comment is as follows:

Our Financial Ability to Satisfy our Obligations to the Selling Shareholders

We have the intention, and a reasonable basis to believe that we will have the financial ability, to make payments on the convertible debentures when they become due. While we expect that most, if not all, of the convertible debentures will be converted into shares of our common stock on the terms as set forth in the debentures, we have no commitment from the investor that they will convert any such debentures into shares of our common stock. We have duly accounted for such payments in our long-term comprehensive strategy and financial plan.

Existing Short Positions by Selling Shareholders

Based upon information provided by the selling shareholders, to the best of our knowledge, we are not aware of any of the selling shareholders having an existing short position in our common stock.

12.	Please provide us, with a view toward disclosure in the prospectus, with;

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) the information provided should include in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangement between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response

We have created an additional section in the registration statement on Form SB-2, entitled, “Additional Disclosure,” which provides the information in response to comments 4-12 as raised by this Comment Letter. The disclosure, as provided in response to this comment is as follows:

Relationships Between Us and Selling Shareholders and Affiliates

We hereby confirm that a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement by incorporation by reference.

Plan of Distribution, page 39

13.
Please provide us with an analysis of the basis for your statement that, “Cornell Capital Partners, L.P. nor its affiliates has or has had within the past three years, any material relationship with us or any of our predecessors or affiliates.” We note that Cornell Capital was an underwriter with respect to:

•
Your registration statement on Form SB-2, file number 333-137213, that was declared effective October 23, 2006 and registered 10 million shares of common stock in connection with a Standby Equity Distribution Agreement dated February 3, 2006.

•
Your registration statement on Form SB-2, file number 333-131679, that was declared effective February 14, 2006 and registered 5.9 million shares of common stock in connection with a Standby Equity Distribution Agreement dated February 3, 2006.

In addition, please revise the registration statement to reflect these prior offerings by Cornell Capital.

Response

We have revised our Plan of Operations section to remove the statement that YA Global Investments, L.P. (formerly, Cornell Capital Partners, L.P.) has not had any material relationship with us and to provide a description of the Standby Equity Distribution Agreements entered into with YA Global Investments.

Exhibits

14.	Please provide a revised legal opinion that specifically references the number of shares of securities being registered, and references the correct file number.

Response

Our legal counsel has provided a revised opinion, filed as Exhibit 5.1, that references the number of shares being registered and the registration file number.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ KEVAN CASEY
Kevan Casey
President